SEKISUI HOUSE

SEKISUI HOUSE, LTD.

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

June 2, 2005

Consolidated First-Quarter Earnings Report
February 1, 2005 – April 30, 2005

Sekisui House, Ltd.
Stock code: 1928 Telephone: +81 6 6440 3111
http://www.sekisuihouse.co.jp/
President & Representative Director: Isami Wada
Inquiries: PR Department Associate Officer: Hidehiro Yamaguchi

1. Matters Pertaining to Preparation of First-Quarter Operating Results

(a)Change in recognition methods in accounting policies from the previous consolidated financial statements: Yes
A simplified accounting method is applied to income taxes, allowances and reserves. As we did not prepare consolidated financial statements for the first quarter of the previous year, we have not provided descriptions of progress in business performance or changes in the financial position for the quarter.

(b)Change in accounting policies from the previous consolidated financial statements: None

(c)Change to the scope of consolidation and application of the equity method: Yes
Newly included: 1 company Excluded: 2 companies

2. First-Quarter Operating Results for Fiscal 2005 (Feb.1, 2005 to Apr. 30, 2005)

(1) Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net Sales		Operating income		Recurring income		Net income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
FY2005 First Qtr.	284,757	7.1	248	-	163	-	143	-
FY2004 First Qtr.	265,951	-	-	-	-	-	-	-
FY2004	1,372,243		76,638		77,316		23,659	

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2005 First Qtr.	0.21	-
FY2004 First Qtr.	-	-
FY2004	33.80	-

[Qualitative information on the progress of consolidated performance]

The business conditions surrounding us during the first quarter remained harsh, with no significant upturn amid the seesawing economic indicators and slow growth in new construction starts in the housing market.

Against this backdrop, our constantly proactive marketing efforts resulted in net sales of 284,757 million yen, up 7.1% compared to the corresponding period of the previous year, and recurring income of 163 million yen. Net income for the quarter was 143 million yen.

New orders totaled 343,056 million yen, contributed to by a healthy flow of new contracts for detached houses.

(2)Consolidated Financial Position

	Total asset	Shareholders' equity	Equity ratio	Shareholders' equity pear share
	Millions of yen	*Millions of yen*	%	*yen*
FY2005 First Qtr.	1,060,896	635,584	59.9	953.77
FY2004 First Qtr.	-	-	-	-
FY2004	1,140,231	666,475	58.5	979.40

Consolidated Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*
FY2005 First Qtr.	(66,910)	45,064	(50,574)	107,255
FY2004 First Qtr.	-	-	-	-
FY2004	50,992	(32,507)	(61,141)	179,712

[Qualitative information on the changes in the consolidated financial position]

Inventories increased significantly due to the proactive purchase of land for sale in response to growing demand from first-time buyers. In contrast, a decrease in cash and deposits, notes receivables and trade accounts receivable on completed work brought down current assets by 3.8% from the end of the previous period. Among fixed assets, investment securities decreased by 51,749 million yen due to the sale of national government bonds that were being held for the utilization of excess funds.

Minority interests decreased 25,964 million yen due to the change in the status of the Sekiwa Real Estate Group companies to wholly-owned subsidiaries. Shareholders' equity also decreased to 635,584 million yen, primarily due to the repurchase of 42,800,000 shares of the company's stock.

3. Consolidated Results Forecast for the Year ending January 31, 2006 (Feb.1, 2005 to Jan. 31, 2006)

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share(yen)
Interim	725,000	37,000	18,000	-
Full year	1,490,000	80,000	41,500	62.28

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.
No revisions have been made to initial interim and full-year forecasts announced on March 1, 2005.

SEKISUI HOUSE

Non-Consolidated First-Quarter Earnings Report
February 1, 2005 – April 30, 2005

1. First-Quarter Operating Results for Fiscal 2004 (Feb.1, 2005 to Apr. 30, 2005)

(1)Non-Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net Sales		Operating income		Recurring income		Net income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
FY2005 First Qtr.	198,766	2.1	(4,472)	-	(2,687)	-	(1,177)	-
FY2004 First Qtr.	194,591	-	-	-	-	-	-	-
FY2004	1,086,179		60,889		62,439		19,492	

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2005 First Qtr.	(1.71)	-
FY2004 First Qtr.	-	-
FY2004	28.19	-

(2)Non-Consolidated Financial Position

	Total asset	Shareholders' equity	Equity ratio	Shareholders' equity pear share
	Millions of yen	*Millions of yen*	%	*yen*
FY2005 First Qtr.	935,220	593,906	63.5	891.06
FY2004 First Qtr.	-	-	-	-
FY2004	988,821	625,390	63.2	919.45

2. Non-Consolidated Results Forecast for the Year ending January 31, 2006 (Feb.1, 2005 to Jan. 31, 2006)

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share(yen)
Interim	555,000	30,000	15,000	-
Full year	1,140,000	63,000	33,500	50.26

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.
No revisions have been made to initial interim and full-year forecasts announced on March 1, 2004.

CONSOLIDATED BALANCE SHEETS

As of April 30, 2005 and January 31, 2005

Millions of yen

	FY2005 First Quarter	FY2004	Difference	%
Assets	**1,060,896**	**1,140,231**	**(79,335)**	**(7.0)**
Current assets	**706,498**	**734,449**	**(27,951)**	**(3.8)**
Cash and deposits	106,555	179,512		
Notes and accounts receivable	37,267	82,570		
Marketable securities	1,539	1,250		
Inventories	450,159	362,585		
Deferred income taxes	87,304	85,051		
Other current assets	25,304	25,116		
Less allowance for doubtful accounts	(1,633)	(1,636)		
Fixed assets	**354,398**	**405,781**	**(51,383)**	**(12.7)**
Tangible fixed assets	**184,838**	**184,221**	**617**	**0.3**
Buildings and structures	87,377	86,480		
Machinery and vehicles	11,775	11,609		
Tools and equipment	5,259	5,294		
Land	77,297	77,268		
Construction in progress	3,128	3,569		
Intangible fixed assets	**5,966**	**6,004**	**(38)**	**(0.6)**
Lease rights	2,011	2,007		
Software	3,035	3,079		
Utility rights	29	28		
Telephone subscription rights	867	865		
Other intangible fixed assets	23	23		
Investments and other assets	**163,593**	**215,555**	**(51,962)**	**(24.1)**
Investment in securities	77,101	128,850		
Long-term loans receivable	43,065	43,981		
Deferred income taxes	9,268	7,475		
Other investments and other assets	35,562	36,674		
Less allowance for doubtful accounts	(1,404)	(1,426)		
Total Assets	**1,060,896**	**1,140,231**	**(79,335)**	**(7.0)**

As of April 30, 2005 and January 31, 2005

Millions of yen

	FY2005 First Quarter	FY2004	Difference	%
Liabilities	**429,835**	**452,314**	**(22,479)**	**(5.0)**
Current liabilities	**334,618**	**354,422**	**(19,804)**	**(5.6)**
Notes and accounts payable	135,405	154,847		
Short-term notes	15,000	-		
Current portion of long-term debt and notes	20,000	30,000		
Accurued income taxes	3,203	19,485		
Advances received	99,027	86,434		
Reserve for bonuses	16,575	17,391		
Reserve for warranty on completed works	1,802	1,896		
Other current liabilities	43,604	44,368		
Long term liabilities	**95,217**	**97,891**	**(2,674)**	**(2.7)**
Long-term debt	8,245	9,426		
Accrued retirement benefits	26,396	26,896		
Reserve for retirement benefits for retiring directors, excutive officers and corporate auditors	1,490	1,535		
Reserve for Japan Expo Expenses	186	175		
Deposits and guarantees	56,587	56,344		
Consolidated adjustment account	300	345		
Other long term liabilities	2,009	3,168		
Minority interests	**(4,523)**	**21,441**	**(25,964)**	**-**
Shareholders' equity	**635,584**	**666,475**	**(30,891)**	**(4.6)**
Paid-in capital	186,554	186,554		
Capital surplus	237,522	237,524		
Retained earnings	248,203	259,773		
Net unrealized holding gain (loss) on sec urities	10,702	13,169		
Foreign currency translation adjustment	(41)	(5)		
Less treasury stock, at cost	(47,356)	(30,540)		
Liabilities, Minority Interests, and Shareholders' Equity	**1,060,896**	**1,140,231**	**(79,335)**	**(7.0)**

CONSOLIDATED STATEMENTS OF INCOME

	Feb.1, 2005 – Apr. 30, 2005		Feb. 1, 2004 – Jan. 31, 2005	
	Millions of yen	%	*Millions of yen*	%
Net sales	**284,757**	**100.0**	**1,372,243**	**100.0**
Cost of sales	233,435	82.0	1,098,520	80.1
Gross profit	51,321	18.0	273,723	19.9
Selling, general and administrative expenses	51,072	17.9	197,085	14.3
Operating income	**248**	**0.1**	**76,638**	**5.6**
Non-operating income	**989**	**0.3**	**5,454**	**0.4**
Interest received	297		2,765	
Miscellaneous income	691		2,688	
Non-operating loss	**1,074**	**0.4**	**4,776**	**0.4**
Interest expense	78		535	
Equity in losses of affiliates	3		107	
Miscellaneous expense	993		4,133	
Recurring income	**163**	**0.0**	**77,316**	**5.6**
Extraordinary income	**396**	**0.1**	**46,606**	**3.4**
Extraordinary loss	**195**	**0.0**	**71,718**	**5.2**
Income before income taxes and minority interests	**364**	**0.1**	**52,204**	**3.8**
Income tax	223	0.1	27,451	2.0
Minority interests in earnings of subsidiaries	(2)	(0.0)	1,094	0.1
Net Income	**143**	**0.0**	**23,659**	**1.7**

CONSOLIDATED STATEMENT OF CASH FLOW

	Millions of yen	
	Feb.1,2005 – Apr. 30, 2005	Feb. 1, 2004 –Jan. 31, 2005
Cash flows from operating activities		
Income before income taxes and minority interests	364	52,204
Depreciation and amortization	2,482	11,553
Loss on impairment assets	-	59,469
Gains on the return of employee pension fund	-	(41,901)
Provision for retirement benefit	(499)	(3,258)
Interest and dividend income	(297)	(2,765)
Interest expense	78	535
Equity in losses of affiliates	3	107
Loss on revaluation of real estate held for sale	-	4,069
Loss on revaluation of securities	-	1,579
Decrease in note and accounts receivables	45,303	(2,532)
Decrease in inventories and advance payments	(88,817)	(45,225)
Decrease in notes and accounts payable	(16,345)	11,793
Decrease (increase) in advances received	12,593	11,396
Other	(3,318)	(1,578)
Subtotal	**(48,454)**	**55,448**
Interest and dividends received	427	3,073
Interest paid	(88)	(719)
Income taxes paid	(18,795)	(6,809)
Net cash provided by operating activities	**(66,910)**	**50,992**
Cash flows from investing activities		
Purchases of short-term investments	(444)	(235)
Proceeds from sales of marketable securities	639	1,929
Purchases of property, plant and equipment	(3,976)	(35,108)
Proceeds from sales of property, plant and equipment	38	1,219
Purchase of investments in securities	(4,771)	(12,267)
Proceeds from sales of investments in securities	52,783	10,221
Payment for loans receivable	(550)	(2,485)
Settlement of loans receivable	1,444	5,314
Other	(99)	(1,095)
Net cash used in investing activities	**45,064**	**(32,507)**
Cash flows from financing activities		
Increase in issuance of short-term notes	15,000	-
Repayment of long-term debt	(1,180)	(20,249)
Repayment of notes	(10,000)	(10,000)
Cash dividend paid	(6,120)	(12,427)
Cash dividend paid for minority interests	(404)	(541)
Purchase of treasury stock	(47,875)	(17,947)
Other	6	23
Net cash used in financing activities	**(50,574)**	**(61,141)**
Effect of exchange rate changes on cash and cash equivalents	**(36)**	**93**
Net increase (decrease) in cash and cash equivalents	**(72,456)**	**(42,563)**
Cash and cash equivalents at beginning of year	**179,712**	**222,275**
Cash and cash equivalents at end of year	**107,255**	**179,712**

(Segmental information)

(1) Four sections classify each business

FY2005 First Qtr. (Feb. 1, 2005– Apr.30, 2005)

Millions of yen

	Built to order housing	Real estate for sale	Real estate for leasing	Other business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	130,986	49,939	72,783	31,047	284,757	-	284,757
Inter-group sales and transfers	536	-	529	715	1,781	(1,781)	-
Total sales	131,522	49,939	73,313	31,763	286,539	(1,781)	284,757
Operating expenses	126,444	49,900	69,535	31,720	277,601	6,906	284,508
Operating income	5,077	39	3,777	42	8,937	(8,688)	248

FY2004 (Feb. 1, 2004 – Jan.31, 2005)

Millions of yen

	Built to order housing	Real estate for sale	Real estate for leasing	Other business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	708,539	273,455	269,326	120,923	1,372,243	-	1,372,243
Inter-group sales and transfers	1,293	-	1,438	7,878	10,610	(10,610)	-
Total sales	709,832	273,455	270,764	128,802	1,382,854	(10,610)	1,372,243
Operating expenses	627,692	261,176	262,641	125,029	1,276,539	19,065	1,295,605
Operating income	82,140	12,278	8,123	3,772	106,314	(29,675)	76,638

[Notes]

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sales:	Selling houses and real estate and designing and constructing housing on estate land
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for leasing condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organiza tions, and research and development operations.

FY2005 First Qtr. : 7,709 million yen FY2004: 26,824 million yen

Segment Breakdown

Consolidated

	Feb.1, 2005 – Apr. 30, 2005					
	Orders	Accumulated orders	Orders		Accumulated orders	
			Fiscal 2004	Fiscal 2005 (F)	Fiscal 2004	Fiscal 2005 (F)
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
Built to Order Housing	163,753	445,269	675,571	746,000	412,502	420,502
Real Estate for Sales	71,746	101,822	260,718	336,000	80,015	90,015
Real Estate for Leasing	72,783	-	269,326	294,000	-	-
Other Business	34,772	85,164	135,755	140,000	81,439	89,439
Total	343,056	632,257	1,341,370	1,516,000	573,957	599,956

Non-Consolidated

	Feb.1, 2005 – Apr. 30, 2005					
	Orders	Accumulated orders	Orders		Accumulated orders	
			Fiscal 2004	Fiscal 2005 (F)	Fiscal 2004	Fiscal 2005 (F)
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
Built to Order Housing	162,482	446,047	672,623	741,000	413,682	420,681
Real Estate for Sales	68,875	97,319	247,102	319,000	74,862	82,862
Real Estate for Leasing	2,515	-	9,320	10,000	-	-
Other Business	21,270	78,082	120,683	90,000	76,526	81,527
Total	255,145	621,449	1,049,730	1,160,000	565,071	585,070

Accumulated orders for Fiscal 2004 does not includethe balance transferred to Sekisui House Remodeling, Ltd. (¥6,165 million).

NON-CONSOLIDATED BALANCE SHEETS

As of April 30, 2005 and January 31, 2005

Millions of yen

	FY2005 First Quarter	FY2004	Difference	%
Assets	**935,220**	**988,821**	**(53,601)**	**(5.4)**
Current assets	**595,000**	**622,669**	**(27,669)**	**(4.4)**
Cash and deposits	48,542	110,650		
Notes receivable-trade	1,093	628		
Accounts receivable-construction	30,113	75,385		
Accounts receivable-real estate	1,402	3,331		
Prepaid expenses for construction in progress	57,090	46,077		
Buildings for sale	65,587	53,152		
Land for sale	248,214	196,067		
Land for sale in process	46,083	43,696		
Other inventories	5,819	4,537		
Advance payments	2,793	1,987		
Prepaid expenses	4,218	4,135		
Accounts receivable-other	13,273	14,813		
Deferred income taxes	68,252	66,477		
Other current assets	3,573	2,830		
Less allowance for doubtful accounts	(1,058)	(1,103)		
Fixed Assets	**340,219**	**366,151**	**(25,932)**	**(7.1)**
Tangible fixed assets	**143,222**	**142,867**	**355**	**0.2**
Buildings	59,824	60,646		
Structures	4,206	4,273		
Machinery and equipment	10,389	10,201		
Vehicles and delivery equipment	159	162		
Tools and equipment	3,832	3,925		
Land	61,597	61,559		
Constructions in progress	3,211	2,096		
Intangible fixed assets	**3,929**	**3,925**	**4**	**0.1**
Lease rights	1,608	1,605		
Software	1,614	1,599		
Utility rights	23	24		
Telephone subscription rights	683	696		
Investments	**193,068**	**219,359**	**(26,291)**	**(12.0)**
Investment in securities	75,164	112,793		
Investment in subsidiaries and partnership	39,710	26,563		
Long-term loans receivable	72,177	74,479		
Long-term prepaid expenses	813	740		
Deposit and guaranty	12,474	12,400		
Deferred income taxes	15,708	14,330		
Other investments and other assets	3,983	5,408		
Reserve for losses from investments in subsidiaries	(682)	(682)		
Less allowance for doubtful accounts	(26,283)	(26,675)		
Total	**935,220**	**988,821**	**(53,601)**	**(5.4)**

As of April 30, 2005 and January 31, 2005

Millions of yen

	FY2005 First Quarter	FY2004	Difference	%
Liabilities	**341,313**	**363,431**	**(22,118)**	**(6.1)**
Current Liabilities	**307,869**	**328,183**	**(20,314)**	**(6.2)**
Notes payable-trade	51,596	59,736		
Accounts payable-trade	40,080	39,144		
Accounts payable-construction	32,166	52,085		
Short-term notes	15,000	-		
Current portion of notes	20,000	30,000		
Accounts payable-other	8,785	6,792		
Accrued expenses	14,301	12,094		
Corporate tax payable	508	14,719		
Consumption tax payable	905	6,422		
Advances received-construction	71,513	62,059		
Advance received-other	5,851	4,901		
Reserve for bonuses	12,560	14,262		
Reserve for warranty on completed works	1,802	1,896		
Other current liabilities	32,798	24,067		
Long term liabilities	**33,443**	**35,248**	**(1,805)**	**(5.1)**
Accrued retirement benefits	23,582	24,090		
Reserve for retirement benefits for retiring directors, executive officers and corporate auditors	755	708		
Reserve for Japan Expo expenses	186	175		
Deposits and guaranty received	8,918	9,131		
Other long term liabilities	-	1,142		
Shareholders' Equity	**593,906**	**625,390**	**(31,484)**	**(5.0)**
Paid-in capital	**186,554**	**186,554**	**-**	**-**
Capital surplus	**242,307**	**237,524**	**4,783**	**2.0**
Retained earnings	**202,358**	**218,634**	**(16,276)**	**(7.4)**
Legal reserve	23,128	23,128		
Reserve for dividends	15,000	13,000		
General reserve	162,300	162,300		
Unappropriated retained earnings	1,929	20,205		
Net unrealized holding gain (loss) on securities	**10,650**	**13,217**	**(2,567)**	**(19.4)**
Less treasury stock, at cost	**(47,963)**	**(30,540)**	**(17,423)**	**-**
Total	**935,220**	**988,821**	**(53,601)**	**(5.4)**

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2005 – Apr. 30, 2005		Feb. 1, 2004 – Jan. 31, 2005	
	Millions of yen	%	*Millions of yen*	%
Net sales	**198,766**	**100.0**	**1,086,179**	**100.0**
Construction	167,476	84.3	900,368	82.9
Real estate	31,289	15.7	185,810	17.1
Cost of sales	**162,322**	**81.7**	**860,022**	**79.2**
Construction	134,551	80.3	695,148	77.2
Real estate	27,771	88.8	164,873	88.7
Gross profit on sales	**36,443**	**18.3**	**226,157**	**20.8**
Total gross profit from construction	32,925	19.7	205,220	22.8
Total gross profit from sales of real estate	3,517	11.2	20,937	11.3
Selling, general and administrative expenses	**40,916**	**20.5**	**165,267**	**15.2**
Operating income	**(4,472)**	**(2.2)**	**60,889**	**5.6**
Non-operating income	**2,804**	**1.4**	**5,942**	**0.5**
Interest received	1,882		4,101	
Other income	921		1,841	
Non-operating expense	**1,018**	**0.5**	**4,393**	**0.4**
Interest paid	8		66	
Interest on bonds	70		468	
Other expenses	940		3,858	
Recurring income	**(2,687)**	**(1.3)**	**62,439**	**5.7**
Extraordinary income	396	0.2	42,373	3.9
Extraordinary loss	**184**	**0.1**	**63,113**	**5.8**
Income before taxes	**(2,475)**	**(1.2)**	**41,699**	**3.8**
Income taxes (except enterprise tax)	119	0.1	14,873	1.3
Deferred income taxes	(1,417)	(0.7)	7,334	0.7
Net income (loss)	**(1,177)**	**(0.6)**	**19,492**	**1.8**
Retained earning brought forward from the preceding business term	11,931		6,881	
Loss on sales of treasury stock	8,824		-	
Interim dividends	-		6,168	
Unappropriated retained earnings	**1,929**		**20,205**	

SEKISUI HOUSE

News Release

Sekisui House, Ltd.
Message Co., Ltd.

Sekisui House to Establish Joint Venture with Message

June 2, 2005—Sekisui House, Ltd. ("Sekisui House") and Message Co., Ltd.("Message") today announced that they have reached a basic agreement on the establishment of a joint venture to provide nursing care services for seniors with a view to enhancing the lifestyle options of this segment of society.

1. Purpose of the Joint Venture

With the decline in the birthrate and the aging of the population in Japan, the nation is being called to enhance services for seniors. To address this issue, the government established the public nursing care insurance program in April 2000. This program enables seniors to receive nursing care services at home so that they can continue to enjoy their current lifestyles.

In response to these circumstances, Sekisui House and Message have decided to establish a joint venture that integrates the special know-how of the two companies in housing and nursing home management, respectively. Drawing on its many years of experience, Sekisui House will provide comprehensive housing solutions and the finest technology, in the areas of both facilities and amenities, to deliver comfortable living environments. Message will contribute its expertise in the management of rental nursing homes where seniors lead independent lives and are permitted to move in and out of the nursing home as they please. The two companies are thus joining forces to provide high-quality services with the aim of supporting seniors in achieving their dream of continuing to live in their home communities.

2. Overview of the Joint Venture

(1) Company name: Sekiwa Support System, Ltd.
(2) Location: Tokyo
(3) Capitalization: 100 million yen (Sekisui House: 51%; Message: 49%)
(4) Representative: Yoshimasa Konishi (Senior Managing Executive Officer and General Manager of Tokken Building Projects Headquarter, Sekisui House)
(5) Date of establishment: July 1, 2005 (tentative)

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For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@gz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

June 2, 2005

By: ______________________
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department